EXHIBIT 99.111

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Mercator Minerals Ltd. (“Mercator”, “the Company”, “us”, “we” or “our”) and its subsidiaries. The MD&A of financial position and results of operations should be read in conjunction with Mercator’s unaudited condensed consolidated interim financial statements and the related notes for the period ended September 30, 2011, which are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), as well as the Company’s 2010 Annual Consolidated Financial Statements and the MD&A, which were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Unless otherwise noted, all currency amounts are in United States dollars and all tabular amounts are in millions. This MD&A has been prepared as of November 14, 2011. Additional information, including our Annual Consolidated Financial Statements, Annual Information Form, and MD&A for the year ended December 31, 2010, is available on SEDAR at www.sedar.com. For a discussion of the Company’s adoption of International Financial Reporting Standards (“IFRS”), refer to page 25 of this MD&A.

This MD&A contains “forward-looking information and statements” that are subject to risk factors set out under the caption “Cautionary Note Regarding Forward-Looking Information”. The reader is cautioned not to place undue reliance on forward-looking statements.

THIRD QUARTER HIGHLIGHTS AND SIGNIFICANT ITEMS

•
During the quarter, the Company completed construction of the Phase 2 mill expansion at its Mineral Park mine “(Mineral Park”) and despite the production interruptions associated with construction, Mineral Park had another strong quarter of copper and molybdenum production. Copper production totalled 10.5 million pounds (9.4 million pounds in concentrates and 1.1 million pounds of cathode copper) and 2.0 million pounds of molybdenum in concentrates.

•
The Company also achieved improved copper and molybdenum recoveries and increased mill throughput. Recoveries were 77.2% for copper and 76.6% for molybdenum and mill throughput averaged a record of 36,151 tons per day (tpd) for the period. Subsequent to the end of the third quarter of 2011, as the Phase 2 expansion was ramping up, mill throughput for the month of October averaged over 47,000 tpd.

•
Net income was $106.8 million ($0.43 per share) for the quarter as compared to a net loss of $70.7 million (loss of $0.36 per share) for the comparable quarter of 2010. Adjusted net income* was a loss of $3.0 million ($nil per share) as compared to adjusted net income of $7.4 million ($0.04 per share) for the same quarter of 2010.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

•	Revenues were $64.0 million for the quarter, an increase of $13.2 million, or 26%, over the comparable quarter of 2010.

•
Total cash costs* in the quarter were $2.49 per pound for copper in concentrate and $10.99 per pound for molybdenum in concentrate, or 11% higher and 8% lower, respectively than the second quarter of 2011.

•	Earnings from operations were $6.3 million (10% of total revenues), representing a $3.8 million decrease, or 38% decrease, over the comparable quarter of 2010.

•	Cash flows from operating activities were $23.2 million $0.09 per share*(basic) for the quarter, compared to $14.2 million or $0.07 per share* (basic) for the comparable quarter of 2010.

•
Capital expenditures of $19.3 million for the quarter primarily included $11.8 million for the Phase 2 mill expansion and $6.6 million for the natural gas turbine installation at Mineral Park. The turbine was placed into service on August 15, 2011. Phase 2 mill expansion construction was completed during the third quarter of 2011 with throughput approaching the design rate of 50,000 tpd at the end of the third quarter of 2011.

Three Month Overview

	September 30
	2011	2010
Gross sales revenue ($ millions)	64.0	50.8

Copper in concentrate produced (lbs millions)	9.4	8.2
Total cash cost* per pound of copper in concentrate produced ($)	2.49	2.24

Cathode copper produced (lbs millions)	1.1	0.8
Total cash cost* per pound of cathode copper produced ($)	1.36	1.53

Total copper produced (lbs millions)	10.5	9.0
Total cash cost* per pound of copper produced ($)	2.37	2.18

Molybdenum in concentrate produced (lbs millions)	2.0	1.2
Total cash cost* per pound of molybdenum in concentrate produced ($)	10.99	10.15

Copper sold (lbs millions)	10.4	9.0
Molybdenum sold (lbs millions)	1.9	1.2

Net income/(loss) for the period ($ millions)	106.8	(70.7)
Earnings/(loss) per common share ($)	0.43	(0.36)

Cash flow from operating activities ($ millions)	23.2	14.2
Cash, restricted cash & short-term deposits ($ millions)	36.7	46.7

*These are alternative performance measures.  Please see “Alternative Performance Measures” section on page 21 below.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

 Mineral Park Phase 2 Expansion Update

The construction of the Phase 2 expansion project bringing milling capacity to 50,000 tpd was completed during the third quarter of 2011. Current status as of November 14, 2011 is as follows:

•	The second crusher was placed in service on September 30, 2011.

•	The 37 megawatt gas turbine generator construction and testing was completed on August 12, 2011 with commercial operation commencing on August 15, 2011.

•	Phase 2 ball mills installation is complete.

•	Phase 2 rougher flotation cells installation is complete.

•	The waterline and well construction is complete with all wells energized during the period.

•
The Company is expecting an additional $4.7 million of capital expenditures in the second quarter of 2012 related to the gas turbine, primarily for the expenditures required to interconnect to the local power grid.

•
With the completion of the Phase 2 mill expansion at the end of the third quarter 2011, throughput averaged over 47,000 tpd during the month of October 2011, well on its way to the targeted rate of 50,000 tpd.

•
The third quarter of 2011 was a watershed period of transition for the Company. The focus of the quarter was ensuring the successful completion of Phase 2, which increased copper production levels and costs. The focus of subsequent quarters is to improve operating efficiencies at Mineral Park, which should increase throughput rates to greater than 50,000 tpd, increase recoveries and lower the mine’s production costs per pound sold.

OVERVIEW

The Company is a natural resource company engaged in the mining, development and exploration of its mineral properties in the United States of America and Mexico. The Company’s principal assets are its 100% owned Mineral Park mine, a producing copper/molybdenum mine located near Kingman, Arizona, its 100% owned El Pilar (“El Pilar”) copper exploration and development project located in Northern Mexico, and its 100% owned El Creston (“El Creston”) molybdenum exploration and development project located in Northern Mexico.

The Company acquired 100% of the shares of Mineral Park Inc. which holds Mineral Park from Equatorial Mining North America, Inc. in 2003. El Pilar was acquired in 2009, through the acquisition of Stingray Copper Incorporated. El Creston was acquired in June 2011, through the acquisition of Creston Moly Corporation.

Mineral Park Mine
Since 2009, the Company has completed construction, commissioning and commercial production of the Phase 1, Phase 1.5 and Phase 2 mill expansions at Mineral Park which were designed to increase mill capacity from 25,000 tpd to 50,000 tpd. This included the completion and

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

commissioning of the Phase 2 expansion of the mine and plant processing facilities in September of 2011 which was the final step to increasing ore throughput to 50,000 tpd. This has resulted in a substantial increase in copper and molybdenum production and unit cost of sales are anticipated to decrease on a go forward basis as operations are optimized. For the three months ended September 30, 2011, Mineral Park produced 10.5 million pounds of copper and 2.0 million pounds of molybdenum.

The Company’s estimate for copper and molybdenum production for 2011 is as follows:

(in millions of pounds)
	Copper	Molybdenum
Actual
1st quarter 2011	9.5	1.0
2nd quarter 2011	11.2	1.8
3rd quarter 2011	10.5	2.0
	31.2	4.8
Forecast
4th quarter 2011	12.5	2.3
Total forecast 2011	43.7	7.1

On October 24, 2011, the Company provided the following production guidance for Mineral Park for the years 2012-2016.

Five-year Operating Plan Forecast

Production	2012	2013	2014	2015	2016
Copper in concentrate (million lbs)	51.9	54.0	45.9	42.4	38.0
Cathode copper (million lbs)	3.6	4.0	4.2	4.9	6.3
Total Copper (million lbs)	55.5	58.0	50.1	47.3	44.3

Molybdenum in concentrate (million lbs)	10.3	11.4	11.4	12.0	13.6
Silver (000 ounces)	464.4	461.7	562.1	250.9	734.7
Copper equivalent (1) (million lbs)	117.2	126.4	118.6	119.3	125.5
Milled tons (million tons)	18.8	20.1	20.1	20.1	20.1

Copper grade (%)	0.17	0.17	0.14	0.13	0.12
Molybdenum grade (%)	0.037	0.038	0.038	0.040	0.045
Copper recoveries (%)	80.0	80.0	80.0	80.0	80.0
Molybdenum recoveries (%)	75.0	75.0	75.0	75.0	75.0

(1)	Copper equivalent calculated using a molybdenum/copper ratio of 5.98 used in the 2006 technical report.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

The Company expects to provide further details on fiscal 2012 guidance early in the first quarter of 2012, including production, cash costs and capital expenditures.

El Pilar
On November 9, 2011, the Company received and filed the El Pilar Project 2011 Feasibility Study Update, a Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects (“NI 43-101”) compliant technical report for the El Pilar project on SEDAR (www.sedar.com). The El Pilar Feasibility Study supported the development of a robust economically feasible copper project at the Company’s wholly owned El Pilar project in northern Mexico.

The Base Case(1)  of the El Pilar Feasibility Study indicated:

•	Net present value (“NPV”) after-tax, discounted at 8%, of $335.3 million.

•	Internal rate of return (“IRR”), after-tax, of 35.7%.

•	Payback period of 1.7 years.

•	Life-of-mine (“LOM”) average annual production of 73.0 million pounds of copper cathode, with copper cathode production averaging 78.7 million pounds in the first five years.

•	Expected average life of mine total cash operating costs are $1.37 per pound of payable copper, average $1.27 per pound in the first five years, and $0.94 per pound in the first year.

•	Initial capital of $245.0 million, excluding working capital but including a contingency of $29.9 million.

•	12-year mine life, with total estimated copper production of 881.7 million pounds.

•	Mining and stacking of run-of-mine material at an average LOM rate of 52,000 tonnes per day, 47,000 tonnes per day in the first five years.

•	Favorably located relative to existing infrastructure.

(1)      Base Case at $3.83/lb. copper price per pound Year 1, $3.44/lb. Year 2, $3.14/lb. Year 3 and $2.60/lb. for the remaining life of mine, averaging $2.82/lb. copper over the life of mine. All calculations are Base Case except where otherwise specified.

The Feasibility Study builds on an earlier feasibility study completed in 2009 by Stingray Copper Inc., prior to acquisition of Stingray Copper Inc. by the Company. Since the 2009 feasibility study, considerable work has been done to optimize the El Pilar project, both operationally and economically. For the El Pilar Feasibility Study, the leach pad and SX/EW facilities were relocated and redesigned, additional metallurgical work was done to better forecast copper recovery and acid consumption, and a larger (1,300 tonnes per day) acid plant was adopted to better meet forecast acid requirements.

The El Pilar project is designed to be an open pit operation using conventional drilling, blasting, and loading utilizing diesel hydraulic shovels, followed by truck haulage. Run-of-mine (“ROM”) material will be mined and stacked on a leach pad. Copper cathode would be produced from the oxide copper ore by acid leaching and SX/EW processing to produce an average of 73.0 million

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

pounds of copper in cathodes per year for the life of the mine, or approximately 33,100 metric tonnes of copper cathode annually. A majority of the power required by the El Pilar project would be produced as a by-product of the sulphur burning acid plant, with backup and additional power requirements supplied by a power line connecting to the national grid.

El Creston
El Creston is an advanced development-stage molybdenum and copper project located in Sonora, Mexico. Based on a December 2010 preliminary economic assessment (“PEA”) study, the El Creston project is expected to generate an average annual production of approximately 23.9 million pounds of molybdenum in concentrate and approximately 16.0 million pounds of copper in concentrate over a 13 year mine life. The PEA, which used price assumptions of $15.00 per pound of molybdenum and $2.60 per pound of copper, also indicated that the project could generate a NPV8% of $562 million and an IRR, after tax, of 22.3%.

The Company expects a feasibility study and to file a NI 43-101 technical report on El Creston in the next several months, after which a decision on the development timetable for the El Creston project will be made.

CRESTON MOLY

On June 22, 2011, the Company purchased all the outstanding common shares of Creston Moly Corp (“Creston Moly”) for a total purchase consideration of $155.5 million.

The consideration paid to acquire Creston Moly was comprised of $23.6 million in cash, 43,051,904 common shares of the Company valued at $118.6 million based on the June 22, 2011 closing price of the Company shares, 2,241,024 Mercator options valued at $3.6 million and 4,294,296 Mercator warrants valued at $5.8 million.  The vested Mercator options and warrants were issued to replace existing vested Creston Moly options and warrants. In addition, the total purchase consideration included: transaction cost incurred by the Company of $3.2 million and the fair market value of the Creston Moly shares owned by the Company of $0.7 million.

The Company, through Creston Moly, owns a 100% interest in El Creston, an advanced development-stage moly-copper project located in Sonora, Mexico. Mercator believes that the addition of a world-class development asset like El Creston is a strong step towards achieving its strategy of creating a strong intermediate base metals company with an attractive growth profile.

SUMMARIZED FINANCIAL RESULTS

The following table presents our unaudited quarterly results of operations for each of the last eight quarters. This data has been derived from our interim consolidated financial statements, which in our opinion include all necessary adjustments, consisting solely of normal recurring adjustments, for the fair presentation of such information. The unaudited quarterly results should be read in conjunction with our annual audited consolidated financial statements for the years ended December 31, 2010 and 2009.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

(in millions, except per share amounts)	Three Months Ended
	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31
	2011			2010 (1)				2009 (2)

Revenues	64.0	72.4	55.9	56.4	50.8	44.9	30.5	34.9
Copper sold (pounds) (3)	10.4	10.2	8.8	9.6	9.0	5.9	6.2	7.2
Molybdenum in concentrate sold (pounds) (4)	1.9	1.6	1.0	1.6	1.2	1.0	0.6	0.1
Average realized copper price	$3.32	$4.32	$4.44	$3.75	$3.53	$3.15	$3.45	$3.06
Average realized molybdenum price	$14.79	$16.93	$15.65	$15.56	$15.20	$15.61	$16.88	$11.02
Average COMEX copper price	$4.07	$4.16	$4.38	$3.92	$3.28	$3.18	$3.29	$3.01
Average Molybdenum spot price	$14.54	$16.56	$17.32	$15.65	$14.86	$16.52	$15.17	$11.33
Earnings (loss) from operations	6.3	17.8	9.2	12.2	10.1	9.8	(4.6)	1.2
Unrealized gain (loss) on derivative instruments	89.5	8.2	(7.5)	(62.5)	(64.8)	15.4	-	-
Unrealized gain (loss) on stock purchase warrants	20.3	8.5	5.8	(23.8)	(13.3)	14.9	(1.8)	-
Net income (loss)	106.8	24.0	(6.2)	(68.5)	(70.7)	22.9	(11.4)	(1.8)
Net income (loss) per share	0.43	0.12	(0.03)	0.35	(0.36)	0.12	(0.06)	(0.01)
Cash flow from operating activities	23.2	21.5	8.5	25.5	14.2	(20.2)	-	11.8
Cash and cash equivalents (including restricted cash)	36.7	37.4	33.3	46.2	46.7	44.6	57.6	62.2
Total assets	603.3	599.1	426.6	422.6	388.0	381.7	375.5	381.1

(1)	These amounts have been restated in accordance with IFRS and reflect changes as per Note 4 of the condensed consolidated interim financial statements.

(2)	These figures are reported in accordance with Canadian GAAP.

(3)
The Company’s copper concentrate sales are recognized at the LME monthly average prices for quotational periods M+1 or M+4 (at the buyer’s declaration) with assemblage of agreed upon lot sizes, approximately 5,000 wet metric tons (wmt).  Current destinations include China through the port of Guaymas, Mexico and to Hayden and Miami, Arizona.  The Company is responsible for freight, insurance, smelting, documentation fees and refining costs.  Current off-take agreements with metal brokers include 40,000 wmt per year in years 2011-2012 and 70,000 dry metric tons (dmt) in 2011-2017.

(4)
The Company’s molybdenum concentrate sales are recognized at worldwide oxide prices less broker discounts at the time of delivery to the buyer.  Concentrate sales are FOB mine site. Current off-take agreement is an Evergreen Contract for 100% of molybdenum production, with terms and conditions reviewed on an annual basis.

REVIEW OF FINANCIAL RESULTS

The Company’s only operating property is the Mineral Park Mine in Kingman, Arizona.

For the nine months ended September 30, 2011, the Company reported consolidated net income of $124.6 million, or $0.57 per share, compared to a consolidated net loss of $59.1 million, or ($0.30) per share, for the nine months ended September 30, 2010. Consolidated earnings from operations were $33.3 million for the nine months ended September 30, 2011 compared to consolidated earnings from operations of $15.2 million for the comparable period in 2010.

For the three months ended September 30, 2011, the Company reported a consolidated net income of $106.8 million, or $0.43 per share, compared to a consolidated net loss of $70.7 million, or ($0.36) per share, for the three months ended September 30, 2010. Consolidated earnings from operations were $6.3 million for the three months ended September 30, 2011 compared to earnings from operations of $10.1 million for the comparable period in 2010. Our consolidated net income was significantly impacted by the factors discussed in the following paragraphs.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

OPERATING REVENUES AND EXPENSES

(in millions)	Nine Months Ended September 30		Three Months Ended September 30
	2011	2010	2011	2010
Revenue
Copper revenue	$117.5	$79.5	$34.6	$31.8
Molybdenum revenue	71.2	43.6	28.1	18.2
Silver revenue	3.3	2.9	1.2	0.7
Other revenue	0.3	0.2	0.1	0.1
	$192.3	$126.2	$64.0	$50.8

Consolidated revenues generated during the nine months ended September 30, 2011 were $192.3 million, an increase of $66.1 million, or 52%, from revenues of $126.2 million for the nine months ended September 30, 2010. Consolidated revenues increased due to increased production and recoveries of copper and molybdenum over the prior period. The increase in copper and molybdenum production and recoveries compared to the nine months ended September 30, 2010 is a direct result of the expanded mine and concentrator activities compared to the nine months ended September 30, 2010.

Consolidated revenues generated during the three months ended September 30, 2011 were $64.0 million, an increase of $13.2 million, or 26%, from revenues of $50.8 million for the three months ended September 30, 2010. Consolidated revenues increased due to increased production and recoveries of copper and molybdenum over the prior period. The increase in copper and molybdenum production and recoveries compared to the third quarter of 2010 is a direct result of the expanded mine and concentrator activities compared to the third quarter of 2010.

Copper Revenue Analysis
(in millions, except realized price)
	2011	2010
First quarter copper pounds sold	8.8	6.2
Second quarter copper pounds sold	10.2	5.9
Third quarter copper pounds sold	10.4	9.0
Nine months ending September 30 - pounds sold	29.4	21.1
Average nine months realized price per pound sold	$4.00	$3.76
Nine months ended September 30 - copper revenue	$117.5	$79.5

The realized price for copper sold in the above table, excludes the effects of the copper forward sales contracts. A total of 25.5 million pounds of copper forward sales pounds equivalents were delivered in the nine months ended September 30, 2011 at an average contract price of $3.12 per pound. The realized loss on the copper forward sales contracts is recorded in the Realized Loss on Derivative Liabilities within the Statement of Comprehensive Income/Loss.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

The Company has approximately 2.8 million pounds of copper forward sales per month for the remainder of 2011 at an average price of $3.12 per pound. The Company’s copper production that exceeds the amount of copper forward sales is exposed to fluctuation in copper prices (see discussion on “financing activities” regarding copper forward sales).

The Company’s copper concentrate sales are recognized at LME average monthly prices for quotational period of one month forward or four months forward (at the buyer’s discretion). The Company’s molybdenum concentrate sales are recognized at world-wide oxide prices less broker discounts at the time of delivery to the buyer. Molybdenum concentrate sales are FOB mine site. The Company’s cathode copper sales are recognized at the NYMEX monthly average price less shipping.

The Company records the unsettled copper and molybdenum concentrate sales at the end of the period at the estimated price of the forward quotational period.

Molybdenum Revenue Analysis
(in millions, except realized price)
	2011	2010
First quarter molybdenum pounds sold	1.0	0.6
Second quarter molybdenum pounds sold	1.6	1.0
Third quarter molybdenum pounds sold	1.9	1.2
Nine months ending September 30 - pounds sold	4.5	2.8
Average nine months realized price per pound sold	$15.65	$15.36
Nine months ending September 30 - molybdenum revenue	$71.2	$43.6

During the third quarter of 2011, the Company processed an average of 36,151 tpd of ore. Since the end of the third quarter of 2011, through-put at Mineral Park has averaged over 47,000 tpd, well on its way to the Phase 2 targeted run-rate of 50,000 tpd.

The average ore throughput of 36,151 tpd, combined with an increase of mill recoveries to 77.2% for copper and 76.6% for molybdenum in the third quarter of 2011 resulted in Mineral Park reporting record metal production (on a copper equivalent basis copper equivalent is calculated using a molybdenum/copper ratio of 5.98 as used in the 2006 Mineral Park Technical Report).

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

Key operating statistics for Mineral Park are presented below:

Production	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010
- Copper in concentrate (000s lbs.)	9,343	10,434	8,949	7,238	8,167
- Copper cathode (000s lbs.)	1,117	748	540	687	865
- Molybdenum in concentrate (000s lbs.)	1,977	1,762	1,008	1,528	1,235
- Silver in concentrate (oz.)	178,164	180,569	158,668	148,463	135,136
Mining
Waste (tons)	1,290,948	1,488,758	1,771,635	2,814,389	1,703,760
- Ore (tons)	2,960,740	2,682,298	2,556,265	2,836,299	2,266,087
- Leach (tons)	1,447,456	1,208,897	1,060,097	502,334	1,261,890
- Total material mined (tons)	5,699,143	5,379,952	5,387,999	6,153,023	5,231,736
Milling
- Tons processed	3,325,922	2,935,659	2,624,947	2,702,416	2,522,717
- Tons processed per day	36,151	32,260	29,166	29,374	27,466
- Copper grade (%)	0.18	0.23	0.23	0.17	0.22
- Molybdenum grade (%)	0.039	0.041	0.035	0.041	0.040
- Silver grade (opt)	0.097	0.105	0.143	0.074	0.093
Recoveries
- Copper (%)	77.2	76.6	74.8	77.9	72.9
- Molybdenum (%)	76.6	73.6	54.6	69.8	61.7
- Silver (%)	55.0	58.7	42.4	74.1	57.4
Copper Concentrate
- Dry tons produced	24,806	27,484	30,233	23,570	21,324
- Copper grade (%)	18.8	19.0	14.8	15.4	19.2
- Silver grade (opt)	7.18	6.57	5.25	6.30	6.34
Molybdenum Concentrate
- Dry pounds produced	4,061,087	3,681,878	2,062,740	3,087,960	2,467,972
- Molybdenum grade (%)	48.7	47.9	48.9	49.5	50.0
On site Operating Costs (1) ($/t milled)	$11.38	$11.83	$11.93	$11.15	$9.61
Pounds of copper produced (000s lbs.)	10,460	11,182	9,489	7,924	9,032
Total cash cost per pound (1) produced
-Copper in concentrate	$2.49	$2.27	$2.52	$2.64	$2.24
-Cathode copper	$1.36	$1.42	$2.26	$1.94	$1.53
-Total copper	$2.37	$2.21	$2.50	$2.58	$2.18
-Molybdenum in concentrate	$10.99	$12.18	$14.48	$11.92	$10.15

(1) The cash cost per pound of produced copper and molybdenum measure shown is an estimate of the cash cost on a production basis. Site cash costs (including site administration) are divided proportionally based on the percentage of revenue from copper and molybdenum and netting silver equally. This is a non-IFRS performance measure and is furnished to provide additional information. These performance measures are included in this MD&A because these statistics are key performance measures that management uses to monitor performance, to assess how the Company is performing, to plan and to assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS. Please see “Alternative Performance Measures” section on page 21 below.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

(in millions)	Nine Months Ended September 30		Three Months Ended September 30
	2011	2010	2011	2010
Operating Expenses
Mining and processing	$97.8	$65.8	$36.8	$26.6
Freight, smelting & refining	25.7	21.7	9.0	5.8

Mining and processing expenses increased by $32.0 million and $10.2 million during the nine months and three months ended September 30, 2011, respectively, compared to the same periods in 2010. The increases in mining and processing costs for both periods were primarily related to the increase in costs associated with the expansion of mine operations and mill operating capacity as a result of ramping up from Phase 1 to Phase 1.5 to Phase 2 expansions at Mineral Park over the past three years.

Freight, smelting and refining charges increased by $4.0 million and $3.2 million for the nine months and three months ended September 30, 2011, compared to the same periods ending in 2010. The increase in cost is primarily due to an increase in volume of copper and molybdenum concentrate shipped in the nine and three months periods ended September 30, 2011 as when compared to volume of copper and molybdenum concentrate shipped in the comparable periods ended September 30, 2010.

(in millions)	Nine Months Ended September 30		Three Months Ended September 30
	2011	2010	2011	2010
Other Operating Expense
Administration	$18.0	$8.2	$5.3	$3.2
Share-based payments	4.2	4.7	1.1	0.9
Exploration expenditures	3.7	1.8	1.9	1.3
Amortization and depreciation of mineral property, plant and equipment	9.6	8.7	3.6	2.9

Administration expenses increased by $9.8 million and $2.1 million during the nine month and three month periods ending September 30, 2011 over the comparable 2010 periods. This increase was primarily due to a substantial increase in property taxes at Mineral Park, increases in administrative activities related to the expansion at Mineral Park, El Pilar project exploration and optimized feasibility study activities, and executive separation arrangements related to the Creston Moly acquisition, as compared to the nine month and three month periods ended September 30, 2010.

Stock based compensation expense decreased by $0.5 million for the nine months ended September 30, 2011. This is primarily due to an additional 0.3 million stock options vesting during the nine months ended September 30, 2010. Stock based compensation increased $0.2 million for the three months ended September 30, 2011 over the comparable 2010 period.

During the nine month and three month periods ending September 30, 2011, exploration expenditures increased by $1.9 million and $0.6 million, as compared to the nine months and three

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

months ended September 30, 2010. This is attributable to the addition of the El Creston project during the current quarter and increased spending on the El Pilar project.

Amortization and depreciation of mineral properties, plant and equipment increased by $0.9 million and $0.7 million for the nine month and three month periods ending September 30, 2011 over the comparable 2010 periods. The increase relates to the commencement of depreciation on the Phase 2 expansion and related gas turbine.

(in millions)	Nine Months Ended September 30		Three Months Ended September 30
	2011	2010	2011	2010
Other Income (Expenses)
Finance expense	$(7.4)	$(10.2)	$(2.8)	$(2.3)
Loss on long-term debt extinguishment	-	(13.5)	-	-
Realized loss on derivative instruments	(28.5)	(0.7)	(8.4)	(0.4)
Unrealized gain/(loss) on derivative instruments	90.2	(49.4)	89.5	(64.8)
Unrealized gain/(loss) on share purchase warrants	34.6	(0.2)	20.3	(13.3)
Foreign exchange gain/(loss)	1.9	(0.1)	2.0	(0.1)

The Company’s nominal interest income earned on its cash, cash equivalents, and restricted cash, for the periods ended September 30, 2011 and 2010 is included in Finance expense.

Finance expense decreased by $2.8 million for the nine month period ended September 30, 2011 compared to the same period in 2010. This is primarily due to the credit facilities the Company entered into on April 26, 2010. Finance expense for the nine months ended September 30, 2010 included interest on the 11.5% Senior Secured notes that were due in February 2012 and which were extinguished in May 2010. The credit facility, along with interest rate swaps, decreased interest rates by more than half from 11.5% per annum to an average of 4.69%, representing a savings of approximately $7.2 million per year on the Company’s financing instruments. Finance expense increased by $0.5 million for the three month period ended September 30, 2011 compared to the same period in 2010. This increase is primarily due to interest on the preconstruction credit facility entered into on June 22, 2011.

Accretion of provision for site reclamation and closure is classified in the statement of comprehensive income as a finance expense versus an operating cost under previous Canadian GAAP.

In the nine month period ended September 30, 2010, the Company recorded a $13.5 million loss on long-term debt extinguishment related to the retirement of the 11.5% Senior Secured notes.

Realized loss on derivative instruments was $28.5 million and $8.4 million for the nine month and three month periods ended September 30, 2011. Respectively, $27.7 million and $8.2 million are related to the copper forward contracts which were closed out and settled in cash. Current market prices of copper are higher than the forward contract prices. The remaining $0.8 million and $0.2 million losses for the nine month and three month periods ending September 30, 2010 are due to the

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

interest rate swap arrangement. Both of these arrangements were entered into as part of the new credit facility in April 2010.

Unrealized gain on derivative instruments was $90.2 million and $89.5 million for the nine month and three month periods ending September 30, 2011. This relates to the decrease in estimated fair value of derivative liabilities for mark to market on the copper forward contracts and the interest rate swap arrangement. The derivative instruments are valued at an average of $2.98 per pound for copper, while the LME spot price of copper was $3.15 per pound at September 30, 2011 and $4.22 per pound at June 30, 2011.

Unrealized gains on share purchase warrants were $34.6 million and $20.3 million for the nine month and three month periods ending September 30, 2011. This represents a decrease in the fair value of the liability related to the share purchase warrants compared to unrealized losses of $0.2 million and $13.3 million in the comparable nine month and three month periods ending September 30, 2010.

INCOME TAXES

The Company believes that it is likely that the Company will not receive the full benefits of its deferred tax assets. Accordingly, a full valuation allowance has been established as at December 31, 2010 and at September 30, 2011. The income tax provision is $0.1 million for the nine months ended September 30, 2011 and $0.3 million for the nine months ended September 30, 2010.

FINANCIAL POSITION, CASH FLOWS AND LIQUIDITY

At September 30, 2011, the Company had cash and cash equivalents of $19.2 million compared to $36.2 million at December 31, 2010. At September 30, 2011, the Company had a working capital deficiency of $18.0 million compared to a working capital balance of $3.8 million at December 31, 2010. Historically, our growth has been financed through the sale and issuance of our common shares and other securities by way of equity financings, commercial financing arrangements, and cash flow from operations at Mineral Park.

The working capital deficiency at September 30, 2011 was primarily due to the delay in completion on the Phase 2 expansion at Mineral Park. This resulted in a delay in achieving the expected incremental increase in sales and resulted in an increase in overdue accounts payable. Management has had discussions with certain vendors and has agreed to suitable payment arrangements. Management anticipates the incremental increase in sales revenue from the Phase 2 expansion to generate sufficient cash flow to become current with all vendors in the first quarter of 2012.

The Company completed commissioning of the Phase 1 mill expansion at Mineral Park and declared commercial production in April 2009. During 2010, the results of operations improved each quarter and the Company reported income from operations of $15.2 million for the nine months ended September 30, 2010, and income from operations of $33.3 million for the nine months ended September 30, 2011. The Company expects that the recently completed Phase 2 expansion of the ore processing facilities at Mineral Park in September of 2011 will result in substantially increased copper and molybdenum production (see 2012 to 2016 forecast metal

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

production table on page 4). This incremental increase in metal production is expected to be sold at market rates. Based on these factors, the Company expects its cash and working capital balances to begin increasing in the fourth quarter of 2011.

While management believes the medium and long term fundamentals of copper and molybdenum are very good, the Company has structured a risk management program in support of the refinancing and the development plans for the expansion of Mineral Park and its near-term El Pilar project in Mexico.

(in millions)	Nine Months Ended September 30 2011	Three Months Ended September 30 2011
Cash provided by (used in)
Net cash from operation	$53.5	$23.2
Financing activites	10.1	(4.3)
Investing activities	(80.5)	(19.3)
Decrease in cash and cash equivalents	$(16.9)	$(0.4)

Net Cash from Operations

Cash flow provided by operating activities for the nine months ended September 30, 2011, was $53.5 million and was generated primarily by $192.3 million of revenues and decreases in non-cash operating working capital balances of $42.0 million partially offset by operating cash costs of $145.2 million and $27.7 million of payments for copper forward sales contracts.

Cash flow provided by operating activities for the three months ended September 30, 2011, was $23.2 million and was generated primarily by $64.0 million of revenues and decreases in non-cash operating working capital balances of $23.5 million partially offset by operating cash costs of $52.2 million and $8.2 million of payments for copper forward sales contracts.

Financing Activities

Cash flow provided by financing activities for the nine months ended September 30, 2011 was $10.1 million. On June 22, 2011, the Company entered into a pre-construction credit facility with a group of lenders to provide cash of $25.6 million and the Company realized proceeds from share purchase warrants and stock options exercised of $5.8 million. These financing activities were offset by debt payments of $18.3 million and a $4.8 million increase in restricted cash requirements (an additional $2.5 million of restricted cash was related to the Creston Moly acquisition – see Note 3 of the Financial Statements).

Cash flow used in financing activities for the three months ended September 30, 2011 was $4.3 million. This was mainly due to debt repayments of $6.8 million, partially offset by proceeds from exercise of share purchase warrants of $1.8 million.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

Deferred Revenue for Silver Sales

In March 2008, the Company entered into an arrangement (the “Arrangement”), and subsequently amended, with a subsidiary company of Silver Wheaton Corp. (“Silver Wheaton”)  to sell 100% of its silver production from Mineral Park over the life of the mine for an upfront payment of $42.0 million (the “Deposit”). Upon delivery of the silver, Silver Wheaton will also pay the Company a fixed price payment per ounce of silver produced equal to the lesser of $3.90 (subject to a 1% annual adjustment starting in the fourth year of silver production) and the spot price at the time of sale.

The Company was required to achieve a minimum target rate of 35,000 tons of ore per day over a thirty day consecutive period (the “Minimum Target Rate”) by September 30, 2010 otherwise Silver Wheaton could request repayment of the refundable portion of the Deposit, subject to any subordination agreement. In 2010, the Company amended the Arrangement whereby the date to achieve the Minimum Target Rate was extended to June 30, 2011. In consideration for this amendment, the Company granted Silver Wheaton a right of first refusal on the sale of silver produced from any mining property or concession owned, currently or in the future, by the Company on terms substantially similar to the Agreement or a royalty interest payable on any silver produced from any mining property or concession owned, currently or in the future, by the Company. As announced on April 5, 2011, the Company met the Minimum Target Rate and operated the mill at 35,238 tpd for 30 consecutive days.

Equipment Loans

The Company enters into various agreements with third parties to acquire the use of equipment utilized at Mineral Park. The outstanding amounts due are repayable by monthly blended principal and interest payments bearing interest rates ranging from 4.095% to 7.75%, maturing at various dates ranging from October 1, 2011 to December 30, 2015. All agreements are collateralized by the respective mining equipment. During the nine months ended September 30, 2011, the Company borrowed an additional $1.5 million for the purchase of a front-end loader and made repayments for the various agreements of $2.6 million (September 30, 2010 - $2.6 million).

Investing Activities

During the three months ended September 30, 2011, the Company invested an additional $11.8 million for the Phase 2 mill expansion and $6.6 million for the installation and testing of the natural gas turbine.

The Company invested $58.6 million in property, plant and equipment for the nine months ended September 30, 2011. These payments were primarily comprised of $39.6 million for the Phase 2 mill expansion and $19.0 million for the natural gas turbine installation. During the nine months ended September 30, 2010, the Company incurred $25.6 million of capital expenditures related to Phase 1.5 of the mill expansion.

In the second quarter of 2011, the Company invested $20.6 million cash in the Creston acquisition.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

During the nine months ended September 30, 2011 the Company paid the remaining $1.2 million of the $2.7 million net proceeds interest liability due for the acquisition of Mineral Park.

SUBSEQUENT EVENTS

El Pilar
On November 9, 2011 the Company announced it had filed the El Pilar National Instrument 43-101 compliant feasibility study (“FS”) on SEDAR. The FS projects an internal rate of return of 35.7% over the 12-year mine life. The FS projects total copper production of 881.7 million pounds at an average cost of $1.27 per pound.

Mineral Park
The Company’s Credit Agreement contains quarterly cash sweep provisions that require the Company to apply cash flow available for cash sweep, as defined by the performance test, to reduce the Credit Facilities. The percentage of excess cash subject to prepayment will vary depending on performance of the Phase 2 mill expansion and other factors.

The performance test is defined as ninety consecutive days with an average plant throughput of 45,000 tpd and a copper concentrate recovery rate of no less than 75% and a molybdenum concentrate recovery rate of no less than 70%

Through November 13, 2011, the Company has achieved eighty nine consecutive days of average mill throughput of greater than 45,000 tpd with copper concentrate recoveries of greater than 75% and molybdenum concentrate recoveries of greater than 70%.

RESTATEMENT

The Company has restated its consolidated interim financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the three and nine months ended September 30, 2010. The correction of these errors has no impact on the Company’s reported revenue or costs and expenses for the year ended December 31, 2010. Certain items have been reclassified to be consistent with the presentation in the current year. The effect that this restatement has had on the Company’s comparative IFRS interim financial statements during 2010 is shown in Note 20 to the financial statements.

The restatement corrects a cut off error affecting copper and silver revenue and certain costs and expenses between the third quarter of 2010 and the fourth quarter of 2010. For the three months ended September 30, 2010, the Company overstated copper revenue by $1.3 million, silver revenue by $0.1 million and certain costs and expenses by $0.1 million which should instead have been recognized during the three months ended December 31, 2010.

Approximately $0.3 million and $1.3 million of mining and processing costs should have been recognized during the three and nine months ended September 30, 2010 respectively, which were instead reported as prepaid expenses and inventory.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

Approximately $1.9 million of mining and processing costs were recognized during the three months ended September 30, 2010, which should instead have been recognized in the three months ended June 30, 2010.

The restatement reflects the increase in fair value of the embedded derivative in accounts receivable for copper, silver and molybdenum sales based on forward metal prices. These adjustments were $1.8 million for copper, $0.2 million for silver and $0.5 million for molybdenum for the three month period ended September 30, 2010 and $1.2 million for copper, $0.2 million for silver and $0.3 million for molybdenum for the nine month period ended September 30, 2010.

Transactions costs of $0.4 million and $2.5 million were included in prepaid expenses in the three and nine months ended September 30, 2010 that should have been recorded as an expense.

Unrealized gain on derivative instruments has been reduced by $11.3 million in the nine months ended September 30, 2010 to reflect the inclusion of the Company’s credit risk in the method of valuation of the derivative instruments, consistent with the method used at December 31, 2010.

Interest expense of $5.6 million was disclosed as amortization and depreciation expense in the nine months ended September 30, 2010.

Loss on debt extinguishment of $13.5 million was included in interest expense for the nine months ended September 30, 2010.

Certain expenses totaling $1.3 million and $1.8 million were reclassified as exploration expenditures for the three and nine months ended September 30, 2010.

	As Reported Canadian GAAP	Adjustments	Restated Canadian GAAP
Balance Sheet
September 30, 2010
Accounts receivable	$19,470	$(560)	$18,910
Inventories	11,499	(486)	11,013
Prepaid expenses	7,769	(7,189)	580
Marketable securities	299	58	357
Total Assets	397,558	(8,177)	389,381
Accounts payable and accrued liabilities	14,353	767	15,120
Current portion-long term debt	-	14,286	14,286
Current portion - Derivative Instruments	15,469	(261)	15,208
Long term debt	134,167	(21,885)	112,282
Derivative instruments	45,212	(11,031)	34,181
Project Financing	-	4,167	4,167
Total Liabilities	262,362	(13,957)	248,405
Share capital	214,436	-	214,436
Contributed surplus	40,870	(475)	40,395
Deficit	(120,110)	6,197	(113,913)
Total Liabilities and Equity	$397,558	$(8,177)	$389,381

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

	As Reported Canadian GAAP	Adjustments	Restated Canadian GAAP
Statement of Operations
Nine Months ended September 30, 2010
Copper revenue	$79,647	$(137)	$79,510
Molybdenum revenue	43,851	(270)	43,581
Silver revenue	2,811	54	2,865
Mining and processing	64,454	1,372	65,826
Freight, smelting & refining	21,909	(188)	21,721
Administration	15,183	(1,851)	13,332
Exploration expenditures	75	1,758	1,833
Amortization and depreciation PP&E	13,902	(5,613)	8,289
Income from operations	11,020	4,169	15,189
Interest expense	(14,344)	5,054	(9,290)
Loss on long term debt extinguishment	-	(10,773)	(10,773)
Long term debt transaction costs	-	(2,517)	(2,517)
Unrealized gain on marketable securities	-	58	58
Realized loss on derivative instruments	(14)	(683)	(697)
Unrealized gain on derivative instruments	(60,681)	11,292	(49,389)
Loss before income taxes	(63,996)	6,600	(57,396)
Current income taxes expense	4	345	349
Net loss for the period	(64,000)	6,255	(57,745)
Loss per common share	$(0.33)	$0.03	$(0.30)

	As Reported Canadian GAAP	Adjustments	Restated Canadian GAAP
Statement of Operations
Three Months ended September 30, 2010
Copper revenue	$31,239	$511	$31,750
Molybdenum revenue	17,655	537	18,192
Silver revenue	637	54	691
Mining and processing	28,217	(1,574)	26,643
Freight, smelting & refining	6,005	(175)	5,830
Administration	4,172	(987)	3,185
Exploration expenditures	16	1,261	1,277
Income from operations	7,484	2,577	10,061
Interest expense	(2,072)	(6)	(2,078)
Long term debt transaction costs	-	(409)	(409)
Unrealized gain on marketable securities	-	83	83
Realized loss on derivative instruments	(22)	(379)	(401)
Unrealized gain (loss) on derivative instruments	(81,261)	16,507	(64,754)
Loss before income taxes	(75,890)	18,290	(57,600)
Net loss for the period	(75,882)	18,278	(57,604)
Loss per common share	$(0.39)	$0.09	$(0.30)

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Risk Management Policy. The Board's main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company's mining operations and capital expansion at Mineral Park and exploration and development at El Pilar and El Creston, and to limit exposure to credit and market risks. The Board approves and monitors the risk management processes and there were no changes to the objectives or the process from the prior year.

Management's involvement in the operations allows for the identification of risks and variances from expectations. The Company has no designated hedging transactions. The Company has provided the Company’s assets as collateral on its revolving and non-revolving credit facilities, project financing, equipment loans and capital leases.

Please refer to the Company’s Audited Consolidated Financial Statements and the related MD&A for the year ended December 31, 2010, for a full description of the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures. There have not been any significant changes in these risks since that filing.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at September 30, 2011:

(in millions)	2011	2012- 2013	2014- 2015	Thereafter	Sept 30, 2011 Total	Dec 31, 2010 Total
Accounts payable and accrued liabilties	$41.6	$13.9	$-	$-	$55.5	$21.5
Derivative liabilities (a)	0.8	9.9	10.2	0.9	21.6	111.9
Creston pre-construction credit facility	-	23.5	-	-	23.5	-
Non-revolving credit facility	4.7	38.1	38.1	4.8	85.7	100.0
Revolving credit facility	-	-	30.0	-	30.0	30.0
Project financing for gas turbine	0.7	6.0	6.0	7.2	19.8	19.8
Equipment loans (b)	0.7	3.4	0.8	-	4.9	6.1
Provision for site restoration and closure (c)	-	-	-	22.6	22.6	22.6
NPI liability (d)	-	-	-	-	-	1.2
	$48.5	$94.7	$85.0	$35.5	$263.6	$313.0

(a)	Derivative liabilities include the fair value for the forward contracts for copper of $20.2 million and the fair value of interest rate swaps of $1.4 million.

(b)
Equipment loans repayable by monthly blended principal and interest payments bearing interest rates ranging from 4.78% to 7.75% maturing at various dates ranging from October 2011 to December 2015. All term loans are collateralized by certain mining equipment purchased under respective equipment loans.

(c)	Total undiscounted costs after including the effects of inflation expected to be incurred during the years 2034-2043.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

(d)
Contingent payments originally totaling $2.7 million reimbursed based on a net profit interest of 5% per quarter on cumulative revenue minus cumulative cash operating expenses of Mineral Park operations. As of September 30, 2011, this liability was paid in full.

In the opinion of management, the cash available at September 30, 2011, together with future cash flows from operations including forward contract sales and available funding facilities, is sufficient to meet its financial requirements, support its commitments, and comply with covenants on the credit facilities.

OUTSTANDING SHARE DATA

At November 14, 2011 there were 246,967,548 common shares issued and outstanding.  In addition there were 14,223,541 stock options outstanding with exercise prices ranging from C$0.385 to C$10.44 per share of which 78% were exercisable.  The following warrants and stock options were outstanding at September 30, 2011:

Number of Warrants	Cdn Purchase Price		Number of Options	Cdn Weighted Average Exercise Price
14,154,662	$1.00	Outstanding	14,223,541	2.32
5,994,550	4.00	Exerciseable	11,149,377	$2.80
1,189,821	5.47
499,125	1.07
215,625	2.80
22,053,783

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2011, the Company entered into the following transactions with related parties not disclosed elsewhere in these consolidated financial statements:

a.	Included in accounts payable is $2.5 million (2010 - nil) due to a former director and officer.

b.	Legal fees - the Company paid or accrued $0.2 million (September 30, 2010 – $0.07 million) for legal services rendered during the period by a law firm of which a director of the Company is a partner.

The above-noted transactions were in the normal course of business and were measured at the exchange value which was the amount of consideration established and agreed to by the related parties.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

ALTERNATIVE PERFORMANCE MEASURES

This MD&A includes alternative performance measures that are furnished to provide additional information. These performance measures are included in this MD&A because these statistics are key performance measures that management uses to monitor performance, to assess how the Company is performing, to plan and to assess the overall effectiveness and efficiency of mining operations. These performance measures may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance included in the Company’s unaudited condensed consolidated interim financial statements prepared in accordance with IFRS.

The following table below provides a reconciliation of these alternative performance measures to the most directly comparable IFRS measure.

Adjusted Net Income

The Company defines Adjusted Net Income as net income before unrealized gain/loss on derivative instruments and unrealized gain/loss on share purchase warrants. We present Adjusted Net Income because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present Adjusted Net Income when reporting their results.

	Nine Months Ended September 30		Three Months Ended September 30
	2011	2010	2011	2010
Net income	$124.6	$(59.1)	$106.8	$(70.7)
Add:
Unrealized (gain)/loss on derivative instruments	(90.2)	49.4	(89.5)	64.8
Unrealized (gain)/loss on share purchase warrants	(34.6)	0.2	(20.3)	13.3
Adjusted Net Income	$(0.2)	$(9.5)	$(3.0)	$7.4

Adjusted Net Income per Share

The adjusted net income per share measure is determined from net income for the period as shown on the statement of comprehensive income while adding back unrealized gain/loss on derivative instruments and unrealized gain/loss on share purchase warrants, both as shown on the statement of comprehensive income, divided by the basic weighted average number of shares outstanding for the period.

Cash Cost per Pound

The cash cost per pound of produced copper and molybdenum measure shown is an estimate of the cash cost on a production basis. Site cash costs including site administration cost and silver revenue

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

as a credit are divided proportionally based on the percentage of revenue from copper and molybdenum and netting silver equally.

Cash Flows from Operating Activities per Share

The cash flows from operating activities per share measure is determined from cash flows from operating activities for the period divided by the basic weighted average number of shares outstanding for the period.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires managements to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates which it believes are important for understanding the Company’s financial results and for which a change in these policies or estimates could materially impact the consolidated financial statements. The Company’s accounting policies under IFRS are disclosed in our condensed consolidated interim financial statements, for the period ended March 31, 2011.

Inventories

Production inventories consist of ore on the leach pad, in-process cathode, and concentrate inventories which are carried at the lower of average production cost and net realizable value. Costs include all direct production costs and a reasonable allocation of fixed overheads. Net realizable value represents the estimated future sales price of the product based on prevailing and long-term metals prices or as determined in long term sales contracts, less the estimated costs to complete production and bring the product to a saleable state. The estimates and assumptions used in measurement of the ore on the leach paid include quantities of ore stacked on leach pads, recoverable pounds of copper contained in ore stacked on leach pads, and the price per copper pound expected to be realized when the metal is recovered. The estimates and assumptions used in measurement of in-process and concentrate inventories include the determination of costs such as mining, milling, applicable site administration and depreciation related to the use of assets to process the inventory. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its inventories, which would reduce the Company’s earnings and working capital.

Mineral properties, plant and equipment

The Company’s mineral properties, plant and equipment are carried at cost less the associated accumulated depletion and depreciation. In accordance with IFRS, the Company capitalizes all related costs of acquisition.

Acquisition costs for exploration and evaluation stage properties are capitalized. Exploration and evaluation expenditures incurred prior to the date of a positive economic analysis on a mineral property are expensed as incurred.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

Subsequent to completion of a positive economic analysis on a mineral property, capitalized acquisition costs are reclassified to mineral property. Exploration and evaluation expenditures, including exploratory drilling and related expenditures are capitalized as mineral property in the accounting period the expenditure is incurred when management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Company. All other exploration and evaluation expenditures are expensed as incurred.

The Company’s mining operation is depleted using the unit-of-production method. Under the unit-of-production method, depletion and/or depreciation of mine specific assets is based on the amount of estimated recoverable mineral reserves expected to be recovered. The ultimate amount on recoverable mineral reserves is dependent on a number of factors including the grade of the ore, capital expenditures, mining, processing and reclamation costs, and the success of exploration activities in identifying additional mineral reserves. If estimates of mineral reserves expected to be recovered prove to be inaccurate, or if the Company revises its mining plan including future capital expenditures, the Company could be required to write down the carrying amounts of its mine specific assets, or to increase the amount of future depletion expense, both of which would reduce the Company’s earnings and net assets.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped projects there may be only inferred mineral resources to form a basis for the impairment review. The review is based on the Company’s intentions for development of such a project. If a project does not prove viable, all unrecoverable costs associated with the project are charged to profit or loss in the year in which the property becomes impaired.

Once management has determined that the development potential of a property is economically viable, the decision to proceed with development has been approved, and the necessary permits are in place for its development, the exploration asset is reclassified to “Mineral properties” within Property, Plant & Equipment.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Such information includes geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of exploration and evaluation assets, mineral properties, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets, and depreciation and amortization charges.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

Units-of-production depreciation

Estimated recoverable mineral reserves are used in determining the depreciation and/or amortization of mine specific assets. This results in a depreciation/amortization charge proportional to the depletion of the anticipated remaining life of mine production. Each item’s life, which is assessed annually, has regard to both its physical life limitations and to present assessments of economically recoverable mineral reserves of the property at which the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable mineral reserves and estimates of future capital expenditure. Changes are accounted for prospectively.

Derivative liabilities

In connection with the closing of certain credit facilities, the Company entered into forward sales of copper and interest rate swap contracts. The fair value of the copper forward contracts will fluctuate until their respective maturities in response to fluctuation in market prices of copper, interest rates and the Company’s own credit risk. The fair value of the interest rate swap contracts will fluctuate based on changes in LIBOR and the Company’s own credit risk. Actual results can differ from estimates made by management and may have a material impact on the Company’s financial statements.

Provision for site reclamation and closure

The Company recognizes liabilities for statutory, contractual, or constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of its assets. The Company assesses its provision for site reclamation and closure at each reporting date. Significant estimates and assumptions are made in determining the provision for mine rehabilitation, as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases as compared to the inflation rates, and changes in discount rates. Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the statement of financial position by either increasing or decreasing the site reclamation and closure liability and reclamation asset. Any reduction in the site reclamation liability and therefore any deduction from the reclamation asset may not exceed the carrying amount of that asset. If it does, any excess over the carrying value is recognized immediately in profit or loss for the period.

Accounting for shared-based payments

The Company grants share-based awards, including options, to directors, officers and employees of the Company and to non-employees providing services on behalf of the Company. Compensation expense is determined based on estimated fair values of all share-based awards at the date of grant calculated using a Black-Scholes option pricing model. Total compensation expense for each award is amortized over the vesting period, taking into consideration management’s best estimate of

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

awards which are expected to vest. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and the expected life of the option. Changes in these input assumptions or management’s estimate of the number of awards which will ultimately vest, may significantly affect the amount of non-cash share-based payments recorded.

Share purchase warrants

In connection with the closing of previous equity financing, the Company has issued units consisting of share capital and share purchase warrants. These share purchase warrants are classified as financial liabilities and are measured at fair value through profit or loss. The fair value of these instruments is subject to change based on the fluctuation in the market value of the Company’s share purchase warrants which is impacted by the Company’s share price and foreign exchange rates.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Effective January 1, 2011, Canadian publicly accountable enterprises were required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with a transition date of January 1, 2010.

The first quarter of 2011 ended March 31, 2011 with comparative information for 2010 was the Company’s first interim period reported under IFRS. All comparative figures in this third quarter interim report have been restated to be in accordance with IFRS, unless specifically noted otherwise. The conversion from Canadian GAAP to IFRS as a primary basis for preparing the Company’s consolidated financial statements has resulted in changes to the Company’s accounting policies, and internal controls over financial reporting. Our IFRS accounting policies are described in Note 3 of the March 31, 2011 condensed consolidated interim financial statements

As discussed in the Company’s MD&A for the year ended December 31, 2010, the Company implemented its conversion from Canadian GAAP to IFRS through a transition plan that included the following three phases: (a) scope assessment; (b) impact assessment and (c) implementation. The IFRS transition plan progressed according to schedule and addressed topics such as the impact of IFRS on accounting policies and implementation decisions, information systems and technology and the impact on reporting activities. Both the audit committee and senior management were regularly updated on the progress of the project and any major issues highlighted as a result of the work performed were brought to their attention and addressed with them as necessary. The Company has completed its conversion project through the initial implementation.

Comparison of IFRS to Canadian GAAP

The adoption of IFRS resulted in some changes to the consolidated balance sheets and income statements of the Company that were previously reported under Canadian GAAP. Reconciliations from Canadian GAAP to IFRS for total equity, assets and liabilities have been prepared as well as net loss for the comparative reporting periods. These reconciliations are intended to help users of the financial statements better understand the impact of the adoption of IFRS on the Company. Please refer to Note 20 of the September 30, 2011 condensed consolidated interim financial statements for the reconciliations between Canadian GAAP and IFRS.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

The key differences between the accounting policies applied in preparing its first consolidated IFRS financial statements and its accounting policies in accordance with previous Canadian GAAP that are expected to have an impact on an ongoing basis are as follows:

Share purchase warrants

Under IFRS, share purchase warrants issued with exercise prices denominated in currencies other than the United States dollar, the Company’s functional currency, are classified and presented as financial liabilities and measured at fair value, with changes in fair value recognized through profit and loss. Under Canadian GAAP, all warrants were presented as equity. At December 31, 2009, the Company had warrants with C$ exercise prices included in equity.

The accounting for share purchase warrants as required under IFRS will create earnings volatility on an ongoing basis. For the nine months ended September 30, 2010, the impact on earnings was a mark to market loss of $0.2 million. For the nine months ended September 30, 2011, the impact on earnings was a mark to market gain of $34.6 million.

Provision for site reclamation and closure

Under IFRS, a change in the current market based discount rate will result in a change in the measurement of this provision, whereas under Canadian GAAP, discount rates are not changed unless there is an increase in the estimated future cash flows in which case the incremental cash flows are discounted at current market based rates.

As a result, the provision for site reclamation and closure has been re-measured as at the date of transition and an adjustment has been recorded to the corresponding asset.

Fixed Asset componentization

IFRS requires that significant components of each asset are separately identified and depreciated based on their respective estimated useful lives. The Company reviewed componentization of its mineral properties, plant and equipment, and identified certain additional components. Retroactive application of requirements of IAS 16 to separately depreciate such components resulted in a decrease in carrying amounts of mineral properties, plant and equipment at the date of transition with a corresponding decrease to retained earnings.

IFRS 1 First-Time Adoption of International Financial Reporting Standards

Adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. Please refer to Note 20 of the condensed consolidated interim financial statements for a detailed description of the IFRS 1 exemptions the Company elected to apply.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

Business Activities and Key Performance Measures

We have assessed the impact of the IFRS transition project on our financial covenants and key ratios related to our credit facilities and found the transition did not significantly impact our covenants.

Control Activities

Controls over the IFRS transition process have been implemented, as necessary. We, with the assistance of our external accounting advisors, identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies. All accounting policy changes were subject to review by senior management and the Audit Committee of the Board of Directors.

Impact on Information Systems and Technology

The IFRS transition project did not have a significant impact on our information systems for the convergence periods. We do not anticipate any significant impact to applications arising from the transition to IFRS for post-convergence periods.

Anticipated changes to IFRS

The post-implementation phase of the IFRS transition will involve continuous monitoring of changes in IFRS in future periods. The International Accounting Standards Board (IASB) continues to amend and add to current IFRS standards with several projects underway. Accordingly, the accounting policies adopted by the Company for the Company’s first IFRS annual consolidated financial statements for the year ending December 31, 2011 may differ from the significant accounting policies used in the preparation of the Company’s unaudited interim consolidated financial statements as at and for the three months ended September 30, 2011 which are based on IFRS standards issued and outstanding as of the date of this document. The Company does not currently expect any of the IFRS standard developments to have a significant impact on its 2011 consolidated financial statements.

Leases

As part of their global conversion project, the IASB and the U.S. Financial Accounting Standards Board ("FASB") issued in August 2010 a joint Exposure Draft proposing that lessees would be required to recognize all leases on the statement of financial position. The IASB and FASB currently expect to issue a final standard in 2012 at which time the impact on the Company will be evaluated.

ACCOUNTING POLICIES TO BE IMPLEMENTED EFFECTIVE JANUARY 1, 2013

Consolidation Accounting

On May 12, 2011 the International Accounting Standards Board (IASB) issued IFRS 10

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

Consolidated Financial Statements which replaces IAS 27 - Consolidated and Separate Financial Statements and SIC-12, with a single standard on consolidation. The IASB revisited the definition of "control," which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting does not result in any change to net earnings or shareholders ' equity, but would result in a significant presentation impact. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Joint ventures

On May 12, 2011 the IASB issued IFRS 11 – Joint Arrangements. This standard establish a principles-based approach to the accounting for joint arrangements which focuses on the nature, extent and financial effects of the activities that an entity carries out through joint arrangements and its contractual rights and obligations to assets and liabilities, respectively, of the joint arrangements. It also eliminates the option to proportionately consolidate jointly controlled entities and requires such entities to be accounted for using the equity method. The Company is currently evaluating the impact that the standard is expected to have on its consolidated financial statements, but expects them to be minimal as it has no joint venture arrangements.

Fair value measurement

On May 12, 2011 the IASB issued IFRS 13 – Fair Value Measurement. This standard defines fair value and sets out in a single IFRS a framework for measuring fair value. The standard applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements. The Company is currently evaluating the impact that the standard is expected to have on its consolidated financial statements.

Financial instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. The replacement standard has the following significant components: establishes two primary measurement categories for financial assets – amortized cost and fair value; establishes criteria for classification within measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available for sale and loans and receivable categories. The IASB intends to expand IFRS to add new requirements and has issued exposure drafts addressing impairment of financial instruments, hedge accounting and the offsetting of financial assets and liabilities, with final standards expected in the third quarter of 2011. The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of its financial instruments at the time of adoption.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

procedures. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the date covered by this MD&A. Based on that evaluation, the CEO and the CFO have concluded that, due to the material weaknesses in internal controls set out below, the Company's disclosure controls and procedures were not effective to provide reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under Canadian securities laws is recorded, processed, summarized and reported as and when required and that it is accumulated and communicated to management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company's management, with the participation of its CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s CEO and CFO and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company’s financial statements.

The Company’s management assessed the effectiveness of internal control over financial reporting as at December 31, 2010. In making this assessment, it used the criteria set forth in the Internal Control‐Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that internal control over financial reporting was ineffective, as at December 31, 2010, because of the following material weaknesses:

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

1)
Due to the small size and recent expansion activities of the Company, there were insufficient accounting personnel to enable effective segregation of duties over financial reporting. This included a lack of segregation of duties related to journal entry processing and financial statement preparation and review. This deficiency was considered pervasive in nature and could have resulted in material misstatements of the financial statements.

2)
Due to the small size and recent expansion activities of the Company, the Company's finance staff did not have sufficient technical accounting knowledge to address all complex and non-routine accounting transactions. To address this risk, the Company consulted with external accounting advisors, but did not have sufficient personnel to review the work performed by the external advisors. This deficiency was considered pervasive in nature.

These material weaknesses resulted in a more than remote likelihood that a material misstatement would not be prevented or detected.

Remediation Plan and Activities
In response to these identified material weaknesses, the Company developed a remediation plan to rectify the weaknesses. The Company has done the following since December 31, 2010:

1)	The Company has engaged external consultants and has hired the necessary personnel required to provide for sufficient segregation of duties.

2)	The Company has hired staff with the appropriate skill set and sufficient personnel to prepare and review technical, complex, and non-routine accounting transactions.

3)	The Company is training the newly hired staff and continuing to monitor the situation to determine if additional staff is required.

Changes in Internal Control over Financial Reporting

Other than our changes related to our IFRS transition plan and remediation plan activities, there has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by Management’s Discussion and Analysis.

Limitation of Controls and Procedures

The Company’s management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements", are not historical facts, and indicate our expectations and are made as of the date of this MD&A and include without limitation, statements regarding discussions of the Company’s business strategy, future plans, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, future production, mine development, mine operations, mine and power costs, estimating grade levels, future recovery levels, future production levels, capital costs, costs savings, cash and total costs of production, projected mine life, completion dates for the development of the Company’s project, future copper and molybdenum prices (including the long-term estimated prices used in calculating the Company’s mineral reserves), end-use demand for copper and molybdenum, potential mineralization, and possible extensions of zones. In addition, estimates of mineral reserves and mineral resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and mineral resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this MD&A, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the current copper leach operations at Mineral Park remain viable operationally and economically; (3) the milling expansion of Mineral Park will continue to be viable operationally and economically and will proceed as expected; (4) the construction and operation of the El Pilar Project will continue to be viable operationally and economically and will proceed as expected; and (5) any additional financing needed will be available on reasonable terms. Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that may be encountered during current or future operations.

Additional factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among other factors: (1) weak commodity prices and general metal price volatility; (2) the state of the global economy and economic and political events, including the deterioration of the global capital markets, affecting metal supply and demand and economic and political

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

events affecting metal supply and demand; (3) securing and the nature of regulatory permits and approvals and the costs of complying with environmental, health and safety laws and regulations; (4) the ongoing availability and cost of operational inputs including expertise, labor, reagents, water, power and equipment; (5) fluctuations in ore grade, operating costs or ore tons milled; (6) geological, technical, mining or processing problems; (7) fluctuations in foreign currency exchange rates, particularly the Canadian dollar/U.S. dollar and Mexican Peso/US dollar exchange rates (8) the Company’s dependence on third parties for smelting and refining its metals; (9) the advice the Company has received from its consultants and advisors relating to matters such as mineral resource and mineral reserve estimates, metallurgy, permitting and environmental matters is reliable and correct and, in particular, that the models, dilution strategies and mining recovery estimates used to calculate mineral resources and mineral reserves are appropriate and accurate; (10) risks involved in current or future litigation or regulatory proceedings and (11) future changes that may occur in the life-of-mine plan and/or the ultimate pit design.  The Company cannot assure you that any of these assumptions will prove to be correct.

The words “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-looking statements. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present during operations or if and when an undeveloped project is actually developed.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements, including future-oriented financial information, contained in this MD&A and the documents incorporated by reference are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, including future-oriented financial information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to disclose publicly any future revisions to forward-looking statements, including future-oriented financial information, to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as expressly required by law. Additionally, the forward-looking statements, including future-oriented financial information, contained herein are presented solely for the purpose of conveying our reasonable belief of the direction of the Company and may not be appropriate for other purposes.

The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com. Other risks and assumptions are discussed throughout this MD&A and, in particular, in “Critical Accounting Estimates” and “Risks Factors” sections. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

National Instrument 43-101 Compliance

Unless otherwise indicated, Mercator has prepared the technical information in this MD&A ("Technical Information") based on information contained in the technical reports and news releases (collectively the "Disclosure Documents") available under either Mercator’s or the Creston Moly Corp. company profile and available on SEDAR at www.sedar.com. Some of the information in this MD&A has been updated for events occurring subsequent to the date of the technical reports. Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in National Instrument 43-101

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

– Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

Gary Simmerman, BSc, Mining Eng. FAusIMM, Mercator's Vice-President Mineral Park, a Qualified Person as defined by NI 43-101 supervised the preparation of and verified and approved the technical information contained in this MD&A in respect of Mineral Park. Mike Broch, BSc, Geology, Msc, Economic Geology, FAusIMM, the Company’s Vice-President Exploration, a Qualified Person as defined by NI 43-101, supervised the preparation of and verified and approved the technical information in respect of the El Pilar project contained in this MD&A. Dave Visagie, P. Geo, the Company’s Exploration Manager, a Qualified Person as defined by NI 43-101, supervised the preparation of and verified and approved the technical information in respect of the El Creston project contained in this MD&A.

CAUTIONARY NOTE IN RESPECT OF MINERAL RESOURCES

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. The mineral resource estimates include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” or “contained pounds” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2011

measures. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Accordingly, information contained in this press release contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.